Multi Ways Holdings Limited

3E Gul Circle

Singapore 629633

November 23, 2022

Via Electronic Mail

Patrick Fullem

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

Re:	Multi Ways Holdings Limited Draft Registration Statement on Form F-1 Submitted October 21, 2022 CIK No. 0001941500

Dear Mr. Fullem:

This letter is in response to the letter dated November 1, 2022, from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Multi Ways Holdings Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “ Registration Statement Amendment”) is being submitted to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted October 21, 2022

Financial Statements, page F-1

1.	Please provide updated interim financial statements and related disclosures as required by Item 8.A.5 of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that included the updated interim financial statements and related disclosures in the Registration Statement Amendment.

Report of Independent Registered Public Accounting Firm, page F-2

2.	As previously requested in comment 12, please include the specific date of the Report of Independent Registered Public Accounting Firm in accordance with PCAOB Auditing Standard 3101.10. Also tell us and clarify why the signature month changed from August in the initial filing to October in the current filing.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that the auditor issued the Report of Independent Registered Public Accounting Firm on October 21, 2022 in accordance with PCAOB Auditing Standard 3101.10. We revised to include that specific date in the Registration Statement Amendment. The date in the initial filing was incorrect due to clerical error.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Multi Ways Holdings Limited

/s/ James Lim Eng Hock
Name:	James Lim Eng Hock
Title:	Chief Executive Officer